SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                  Amendment No.
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                      Safety Components International, Inc.
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                                (Name of Issuer)
                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)
                                    786474205
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                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                December 3, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  246,452
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  246,452
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  246,452
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  approx. 5.0%
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         14       TYPE OF REPORTING PERSON*
                  IA
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         *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Introduction: As further described in this Schedule 13D, the Reporting Person beneficially owns for investment purposes approximately 5% of the Common Stock of Safety Components International, Inc. (the "Company").

     Concerned by recent activities of the Company's largest stockholder, the Reporting Person notified the Company of its concern and its intention when and if appropriate to pursue appraisal rights. The Reporting Person's letter to the Company is included as an Exhibit to this Schedule 13D.

Item 1.  Security and Issuer.

         Security: Common Stock, $0.01 par value per share ("Common Stock").

         Issuer's  Name and  Address:  Safety  Components  International,  Inc.,
                41 Stevens Street, Greenville, SC 29605.

Item 2.  Identity and Background.

         (a) Mellon HBV Alternative Investment Strategies LLC (the "Reporting Person").

         (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

         (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares.

         (d) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used funds from the working capital of the Clients allocated by such Clients to the Reporting Person for purposes of effecting investment transactions. The Reporting Person used an aggregate of $2,553,550 to acquire the Shares. The Reporting Person borrowed no funds to purchase any of the Shares.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired Common Stock of the Company for investment purposes. The Reporting Person may at any time increase or decrease its position in the securities of the Company. At the present time, the Reporting Person has no intention to effect any of the transactions specified in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of December 9, 2003, the Reporting Person beneficially owned in the aggregate 246,452 shares of the Company's Common Stock (the "Shares"), representing approximately 5% of the outstanding Common Stock (based on the number of shares outstanding as of November 3, 2003 as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 27, 2003).

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

         (c) Information relating to the transactions effected by the Reporting Person with respect to the Company's Common Stock in the past sixty
         (60) days is set forth in Exhibit A attached hereto.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See Exhibit A

         None, but See Introduction and Exhibit A to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Letter to the Company from Reporting Person dated December 9, 2003.
         Exhibit B: Table containing information with respect to open-market transactions in the Common Stock of the Company effected by Reporting Person during the past sixty (60) days.


Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2003

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company
         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         Chief Investment Officer


         Exhibit A

                             [MELLON HBV ALTERNATIVE
                            INVESTMENT STRATEGIES LLC
                                   LETTERHEAD]

December 9, 2003





Safety Components International, Inc.
41 Stevens Street
Greenville, SC 29605

Attention:        Carol Wetzel
                  Chairman of the Board

Dear Sir:

         Mellon HBV Alternative Investment Strategies LLC, through funds for which it serves as investment advisor, is the beneficial owner of five percent (5%) of common stock of Safety Components International, Inc. (the "Company" or "SAFY"). We wish to advise you that, as a significant SAFY stockholder, recent events have caused us great concern.

         The overture by Zapata Corporation to explore a "non-binding offer" to purchase the shares of the Company it does not already own for a price of $11.49 is in our considered view inappropriate and grossly inadequate.

         Our assessment of the value of the Company, based on publicly available information and our own analysis, suggests that the $11.49 offer from Zapata Corporation is opportunistic and does not reflect the favorable prospects for the Company going forward. If we apply conservative multiples (i.e. 4.0 - 4.5x) to the Company's last twelve months EBITDA we arrive at a per share value of $14.25 - $16.50. Moreover, even if the Company's revenues and EBITDA remained flat over the next few years, the Company would generate sufficient cash flow to enable it to substantially pare down its debt. Therefore, even with only modest revenue and EBITDA growth over the next few years, and applying a range of discount factors to the anticipated future cash flow, we believe a price closer to $17 per share represents a fairer value to purchase the remaining outstanding shares.

         The Company's Board of Directors is doubtless aware of its fiduciary obligations in responding to overtures by interested stockholders, particularly in the context of potential going private transactions. In that connection, we feel it important that the Board be advised of the views of Mellon HBV Alternative Investment Strategies LLC as a significant stockholder.

         Please be advised that we intend to sell, if at all, only for fair value. Were Zapata Corporation to proceed with its efforts to acquire the balance of the Company's equity interest for an unconscionable price, we expect to pursue and enforce appraisal rights.

                                    Very truly yours,

                                    MELLON HBV ALTERNATIVE
                                    INVESTMENT STRATEGIES LLC




                                    By: /s/ WILLIAM F. HARLEY
                                    Name: William F. Harley
                                    Title: Chief Investment Officer



         Exhibit B

         Information with Respect to Open-Market Transactions in the Common Stock of the Company effected by the Reporting Person during the Past Sixty (60) Days

                                 Average Price
   Date       Amount of Shares     per Share        Type of Transaction
10/17/2003          5,000             $14.00         PURCHASE
10/24/2003         24,000             $13.50         PURCHASE
11/04/2003          2,500             $12.00         PURCHASE
11/06/2003          3,500             $12.00         PURCHASE
11/14/2003          2,500             $12.25         PURCHASE
11/18/2003          2,400             $12.22         PURCHASE
11/19/2003          7,500             $11.75         PURCHASE
11/20/2003         162,552            $11.54         PURCHASE
11/24/2003          1,000             $11.75         PURCHASE
11/25/2003          3,500             $11.50         PURCHASE
12/03/2003          1,000             $11.60         PURCHASE